Medtronic Public Limited Company
20 On Hatch
Lower Hatch Street
Dublin, Ireland
www.medtronic.com
October 7, 2015

Via EDGAR Correspondence

Mr. Martin James
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 6041-B
Washington, DC 20549

Re:    Medtronic Public Limited Company
Form 10-K for the fiscal year ended April 24, 2015
Filed June 23, 2015
File No. 001-36820

Dear Mr. James:

Please find below Medtronic Public Limited Company’s (“Medtronic” or the “Company”) responses to your comments as noted in your letter to the Company dated September 10, 2015. We refer to the telephone conversation between Mr. Thomas Osteraas of Medtronic and Mr. Eric Atallah of your office, pursuant to which Medtronic requested and received an extension to submit responses on or before October 8, 2015.

For ease of review, we have included the questions from your letter in italics and included our response in bold font below each question.

Form 10-K for the Fiscal Year Ended April 24, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Income GAAP to Non-GAAP Reconciliation, page 39

1.	We note that you present certain non-GAAP measures. In future filings please provide the disclosures required by Item 10(e)(1)(i)(A) and (D) of Regulation S-K for each non-GAAP measure you present.

Mr. Martin James
October 7, 2015

Response to Comment 1:

The Company respectfully notes that it has disclosed management’s rationale for using and presenting non-GAAP financial measures under the subheadings “Financial Trends” and “Free Cash Flow,” on pages 37 and 57, respectively. The Company will revise the presentation of its Net Income GAAP to Non-GAAP Reconciliation in future filings in accordance with the Staff’s comment in order to also provide the disclosure required by Item 10(e)(1)(i)(D) of Regulation S-K for each non-GAAP financial measure presented.

The Company believes that its Form 10-K for the Fiscal Year ended April 24, 2015 complies with Item 10(e)(1)(i)(A) of Regulation S-K, as it included with disclosure of each non-GAAP financial measure a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure.

2.
As a related matter, we note you have described the non-GAAP adjustments as unusual or infrequent here and on page 53. Tell us how you were able to determine that all of these adjustments are unusual or infrequent as some of them appear to have occurred in prior periods. Alternatively, revise your disclosure in future filings to properly characterize your description of these adjustments. Refer to Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures which is available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response to Comment 2:

The Company believes that quantitative and qualitative disclosures of certain adjustments that result from unique facts and circumstances that may or may not recur with similar materiality or impact to its results of operations prepared in accordance with U.S. GAAP provide useful information to investors regarding the underlying business trends and performance of the Company’s ongoing operations and are useful for period over period comparisons of such operations. The Company notes the Staff’s comment and respectfully informs the Staff that it will revise its disclosures relating to the Net Income GAAP to Non-GAAP Reconciliation in future filings to clarify that the adjustments may or may not recur with similar materiality or impact on net income in future periods and to remove the references to “unusual or infrequent.”

3.
In your presentation of Non-GAAP net income, it appears that you have included a tax effect for each of your non-GAAP adjustments. Please revise future filings to clearly disclose how you calculate the tax effect on the adjustments between GAAP net income and non-GAAP net income. Refer to Question 102.11 of the Compliance and Disclosure Interpretations for non-GAAP Financial Measures.

Response to Comment 3:

Mr. Martin James
October 7, 2015

The Company notes the Staff’s comment and respectfully informs the Staff that it will revise its disclosure in future filings to disclose, in a footnote to the Net Income GAAP to Non-GAAP Reconciliation table, how the tax effect was calculated for the Non-GAAP Adjustments.

Income Taxes, page 53

4.
We note that you have presented a non-GAAP measure for nominal tax rates. The current reconciliation shown on page 53 does not explain the nature of the reconciling items for each period. Please tell us where you provided the disclosures required by Item 10(e)(1)(i)(B) of Regulation S-K.

Response to Comment 4

The Non-GAAP nominal tax rate reconciliation table on page 53 includes “Non-GAAP adjustments” as the reconciling item between the Company’s effective tax rate as calculated in accordance with GAAP and the Non-GAAP nominal tax rate. Note (1) to this table defines the Non-GAAP Adjustments to be those identified in the Executive Summary of the management discussion and analysis. Non-GAAP Adjustments are detailed under the subheading “Net Income GAAP to Non-GAAP Reconciliation” on page 39, which includes the nature of the Non-GAAP Adjustments as well as the impact of the individual Non-GAAP adjustments on Income from Operations Before Taxes and on Net Income. The Company respectfully advises the Staff that in future filings, it will also present the dollar value of the provision for income taxes and the percent tax effect relating to each Non-GAAP Adjustment for all periods presented. The Company will add to the Non-GAAP nominal tax rate reconciliation table the total Non-GAAP provision for income taxes and Non-GAAP income from operations before taxes, as well as continue to present the corresponding Non-GAAP nominal tax rate and a specific reconciliation of the effective tax rate calculated in accordance with GAAP to the Non-GAAP nominal income tax rate.

Free Cash Flow, page 57

5.
We note your disclosure that free cash flow represents the cash available to pursue opportunities to enhance shareholder value. Free cash flow should not be used in a manner that implies that the measure represents the residual cash flow available for discretionary expenditures. Refer to Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please revise your future filings accordingly.

Mr. Martin James
October 7, 2015

Response to Comment 5:

The Company notes the Staff’s comment and respectfully advises the Staff that it will revise its Free Cash Flow disclosure in future filings to state that free cash flow is calculated by subtracting property, plant, and equipment additions from operating cash flows and to remove the reference to free cash flow representing the cash available to pursue opportunities to enhance shareholder value.

Item 8. Financial Statements

Note 6. Fair Value Measurements

Assets and Liabilities That Are Measured at Fair Value on a Nonrecurring Basis, page 91

6.
We note that during fiscal year 2015 you began aggregating the components of your Cardiac and Vascular Group and your Restorative Therapies Group into one reporting unit in each group. Please help us better understand how you determined that the aggregated components within your reporting units have similar economic characteristics pursuant to FASB ASC 350-20-35-35.

Response to Comment 6:

The Company reassessed the level for which it had aggregated its reporting units in connection with its annual goodwill impairment assessment performed in the third quarter of fiscal year 2015. The Company observed that FASB ASC 350-20-35-35 allows registrants to aggregate components of an operating segment into a single reporting unit if the components have similar economic characteristics. Registrants are directed to consider FASB ASC 280-10-50-11, which states that aggregated components should have similar economic characteristics as well as similar products and services, production processes, types or classes of customers, distribution methods and regulatory environments (if applicable).
In determining the similarity of the economic characteristics of components, the Company noted that FASB ASC 350-20-55-6 provides that the evaluation “is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.” The Company applied FASB ASC 350-20-55-7, which states that “… all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph.” FASB ASC 350-20-55-7 goes on to provide a non-exclusive list of additional factors to be considered when evaluating whether components should be combined into a reporting unit based on their economic similarities, including the manner in which an entity operates its business and the nature of those operations and

Mr. Martin James
October 7, 2015

the extent to which assets, resources, research and development and the benefits of goodwill are shared among the components.
The Company notes that, under FASB ASC 350-20-35-36, an operating segment shall be deemed to be a reporting unit if all of its components are similar. FASB ASC 350-20-35-37 is also relevant in providing that reporting units will vary depending on the level at which performance of the segment is reviewed, how many businesses the operating segment includes and the similarity of those businesses.
Accordingly, the Company’s assessment of the level of aggregation of its reporting units considered the economic characteristics of the components, and the Company’s consideration of the economic characteristics of the components was impacted by the effect of recent and anticipated acquisitions on the Company’s size, product offerings, number of businesses and management practices. These acquisitions included NGC Medical S.p.A., Sapiens Steering Brain Stimulation, Corventis, Inc., and the pending acquisition of Covidien plc, which closed on January 26, 2015 and with which the Company reorganized its reporting structure and aligned its segments and the underlying divisions and businesses with those of Covidien.
The three components of the Cardiac and Vascular Group (Cardiac Rhythm & Heart Failure, Coronary & Structural Heart, and Aortic & Peripheral Vascular) were aggregated into one reporting unit at the operating segment level based upon: (i) the similar nature of their products, customers, production processes, distribution methods, and applicable regulations, (ii) the existence of sharing of assets, resources and research and development efforts among the components, (iii) the number of businesses included in the components and the operating segment and (iv) other qualitative factors. For example, the Cardiac and Vascular Group provides products and services to diagnose, treat and manage heart and vascular-related disorders and diseases. The Cardiac and Vascular Group’s customers are primarily cardiovascular surgeons and specialists, the production processes require high-skilled, technical manufacturing, the products are distributed through direct sales representatives in the U.S. and through direct sales representatives and indirect distributors outside of the U.S., and the regulatory approval processes are similar for all components of the Cardiac and Vascular Group and depend on geography (e.g., U.S. approvals are subject to FDA guidelines, EU approvals are subject to CE Mark guidelines, etc.). To varying degrees, each of these agencies requires compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of products.
The four components of the Restorative Therapies Group (Spine, Kanghui Medical, Neuromodulation, and Surgical Technologies) were aggregated into one reporting unit at the operating segment level based upon: (i) the similar nature of their customers, distribution methods, and applicable regulations, (ii) the number of businesses included in the components and the operating segment, (iii) the existence of sharing of assets and resources among the components, and (iv) other qualitative factors. For example, the Restorative Therapies Group’s customers are primarily spinal

Mr. Martin James
October 7, 2015

surgeons, neurosurgeons, and pain specialists, the products are distributed through direct sales representatives in the U.S. and through direct sales representatives and indirect distributors outside of the U.S., and the regulatory approval processes are similar for all components of the Restorative Therapies Group and depend on geography (e.g., U.S. approvals are subject to FDA guidelines, EU approvals are subject to CE Mark guidelines, etc.). To varying degrees, each of these agencies requires compliance with laws and regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of products.

Note 12. Income Taxes, page 106

7.
We note that you provide a reconciliation of your tax expense using the federal statutory rate of the United States on page 108. We also note that you are incorporated in Ireland. Please explain to us why you believe the U.S. tax rate is the appropriate rate for purposes of providing the disclosure required by FASB ASC 740-10-50-12.

Response to Comment 7:

The Company acknowledges the Staff’s comment and notes that FASB ASC 740-10-50-12 states, “A public entity shall disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic statutory tax rates to pretax income from continuing operations.” Item 4-08(h)(2) of Regulation S-X further provides, with respect to such effective income tax rate reconciliation, that, “Where the reporting person is a foreign [non-U.S.] entity, the income tax rate in that person’s country of domicile should normally be used in making the above computation, but different rates should not be used for subsidiaries or other segments of a reporting entity.”

The Company respectfully notes that Item 4-08(h)(2) does not mandate using the income tax rate in the Company’s country of domicile for the purpose of providing the required disclosure and states that different rates should not be used for subsidiaries or other segments of a reporting entity. Accordingly, the Company evaluated several factors when determining which statutory rate provided the best information to the reader of the financial statements for the fiscal year ended April 24, 2015, including the following:

•	The Company was a U.S.-domiciled entity for three quarters of the year.

•	The Company generated in excess of 50% of total revenue in the U.S. market.

•	Medtronic, Inc. is a significant subsidiary of the Company and is a U.S. entity subject to the U.S. statutory tax rate.

Mr. Martin James
October 7, 2015

•	A majority of Company investors are U.S.-based investors who were formerly shareholders of Medtronic, Inc.

In light of the foregoing, the Company concluded that for the fiscal year ended April 24, 2015, reconciling to the U.S. statutory tax rate would provide greater clarity and transparency to the readers of the Company’s financial statements. The Company will continue to evaluate this disclosure on an annual basis.

Note 18. Segment and Geographic Information

Geographic Information, page 126

8.
It appears that revenues and assets attributable to the U.S. are material. In future filings when revenues from external customers attributed to an individual foreign country, or assets in an individual foreign country are material, please disclose those revenues and/or assets separately. Refer to FASB ASC 280-10-50-41.

Response to Comment 8:

The Company will revise the geographic information in future filings in accordance with the Staff’s comment to provide the disclosure required by FASB ASC 280-10-50-41. Specifically, if material, the Company will separately disclose net revenues from external customers attributable to the U.S. and the net value of property, plant, and equipment located in the U.S.

Form 8-K dated September 3, 2015

Exhibit 99.1

9.
On page 4 you state that your non-GAAP comparable, constant currency revenue growth rates are a more useful way to evaluate the underlying performance of your revenues. Please revise this language in future filings to avoid placing undue prominence on your non-GAAP measures. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

Mr. Martin James
October 7, 2015

Response to Comment 9:

As a result of the Covidien acquisition in the fourth quarter of fiscal year 2015, the Company presented various non-GAAP financial measures to attempt to present comparable operating results to assist investors and users of the financial statements. The statement referenced in Comment 9 which includes the term “more” was intended to suggest one non-GAAP financial measure may be preferable for some users as compared to a previously disclosed non-GAAP financial measure. The Company will revise its disclosure in future filings to remove the term “more” to avoid potential confusion in placing undue prominence on non-GAAP measures.

Pursuant to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please contact me at (763) 505-2770.

Sincerely,

/s/ Gary L. Ellis

Gary L. Ellis
Executive Vice President and
Chief Financial Officer

cc:    Bradley E. Lerman
Senior Vice President, General
Counsel and Corporate Secretary

Keyna P. Skeffington
Assistant Corporate Secretary